UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Chip Craig
   50 Briar Hollow Lane, 7th Floor W.
   Houston, Texas

   77027
2. Issuer Name and Ticker or Trading Symbol
   Seitel, Inc. - Options (SEI)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   06/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  06/03/99    M        3,000         A  $11.750000                  D
Common Stock                                  06/03/99    S        3,000         D  $16.000000   7,266          D

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $11.750000      06/03/99       M                          3,000            10/02/98     10/02/03
(right to buy)
Non-Qualified Stock Option     $16.000000      06/03/99       A     V   3,000                             06/03/99     10/02/03
(right to buy)
Non-Qualified Stock Option     $11.9375(1)<F1> 02/08/99       A     V   20,000                            12/03/99     12/03/03
(right to buy)


Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     06/03/99  Common Stock                   3,000                                   D
(right to buy)
Non-Qualified Stock Option     06/03/99  Common Stock                   3,000                                   D
(right to buy)
Non-Qualified Stock Option     02/08/99  Common Stock                   20,000                                  D
(right to buy)

Explanation of Responses:

(1)<F1> As a result of a dividend of Eagle Geophysical, Inc. common stock paid by the Company on June 10, 1999, the option price was adjusted to $11.759040 pursuant to the option agreement.

SIGNATURE OF REPORTING PERSON
/S/ By: Marcia H. Kendrick
    For: Walter M. Craig
DATE 7/9/99